SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Title of Class of Securities)

M7S64L 115
(CUSIP Number)

Gal Krubiner
c/o Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: M7S64L 115

1	NAMES OF REPORTING PERSONS
Gal Krubiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
131,236,292(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
131,236,292(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
131,236,292(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 5,873,719 shares of the Issuer’s Class A ordinary shares, no par value (“Class A Ordinary Shares”) held directly by the Reporting Person, (ii) 22,370,221 Class A Ordinary Shares issuable upon the conversion of the 22,370,221 Issuer Class B Ordinary shares, no par value (“Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”), held directly by the Reporting Person, (iii) 59,303,221 Class B Ordinary Shares issuable upon exercise of vested options held directly by the Reporting Person, (iv) 10,989,260 options subject to performance-based vesting that may be exercised into restricted Class B Ordinary Shares, and (v) 32,699,871 Class A Ordinary Shares issuable upon conversion of 32,699,871 Class B Ordinary Shares held directly by the Azure Sea Trust, a trust for the benefit of Gal Krubiner (the “Trust”), over which the Reporting Person has sole voting and dispositive power.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”), of Pagaya Technologies Ltd., a company organized under the laws of Israel (the “Issuer”). The address of the principal executive offices of the Issuer is Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv 6701203, Israel.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is being filed by Gal Krubiner, an Israeli citizen (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Pagaya Technologies Ltd., Azrieli Sarona Bldg, 54th Floor 121 Derech Menachem Begin Tel-Aviv 6701203, Israel.

(c) The securities reported herein are held directly by the Reporting Person and/or the Azure Sea Trust (in trust for Gal Krubiner), a trust formed in South Dakota (the “Trust”). The Reporting Person, the sole beneficiary of the Trust, has sole investment and voting power over such Trust.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned by the Reporting Person were acquired pursuant to an Agreement and Plan of Merger, dated effective as of September 15, 2021, as amended from time to time (the “Merger Agreement”), by and among EJF Acquisition Corp. (“EJFA”), the Issuer, and Rigel Merger Sub Inc. (“Merger Sub”), a Cayman Islands exempted company and wholly-owned subsidiary of the Issuer. Pursuant to the Merger Agreement, Merger Sub merged with and into EJFA (the “Merger”), with EJFA surviving the Merger as a wholly-owned subsidiary of the Issuer. The Merger closed on June 22, 2022 (the “Closing Date”). On the Closing Date, immediately following the Merger, EFJA merged (the “Second Merger”) with and into Rigel Merger Sub II, Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of the Issuer (“Merger Sub II”), with Merger Sub II continuing as the surviving company after the Second Merger.

Immediately prior to the effective time (the “Effective Time”) of the Merger, each preferred share, with nominal value New Israeli Shekel 0.01, of the Issuer (each, a “Pagaya Preferred Share”) was converted into ordinary shares, with no par value, of the Issuer (each, a “Pagaya Ordinary Share”) in accordance with the Issuer’s organizational documents (the “Conversion”), (ii) immediately following the Conversion but prior to the Effective Time, the Issuer adopted amended and restated articles of association (the “Pagaya Articles”), (iii) immediately following such adoption but prior to the Effective Time, the Issuer effected a stock split of each Pagaya Ordinary Share and each Pagaya Ordinary Share underlying any outstanding options to acquire Pagaya Ordinary Shares, whether vested or unvested, into such number of Pagaya Ordinary Shares calculated in accordance with the terms of the Merger Agreement such that each Pagaya Ordinary Share had a value of $10.00 per share after giving effect to such stock split (the “Stock Split”), with the three Founders (as defined below) (including any trusts the beneficiary of which is a Founder of the Issuer and to the extent that a Founder of the Issuer had the right to vote the shares held by such trust) each receiving Issuer Class B ordinary shares, without par value (the “Class B Ordinary Shares”), which carry voting rights in the form of ten (10) votes per share, and the other Issuer shareholders receiving Class A Ordinary Shares, which are economically equivalent to the Class B Ordinary Shares and carry voting rights in the form of one (1) vote per share, in accordance with the Issuer’s organizational documents (the “Reclassification” and, together with the Conversion and the Stock Split, the “Capital Restructuring”). Class B Ordinary Shares are convertible at the holder’s option into Class A Ordinary Shares on a one-for-one basis.

In connection with the closing of the Merger, each share of the Issuer beneficially owned by the Reporting Person was canceled and converted into the right to receive a number of Class B Ordinary Shares at a ratio of approximately 187:1.00.

Pursuant to the terms of the Merger Agreement, including the terms of the Capital Restructuring, the Reporting Person received 28,370,221 Class B Ordinary Shares and the Trust received 32,699,871 Class B Ordinary Shares. Additionally, as of the Closing Date, the Reporting Person held an aggregate of 6,992,166 stock options, 3,496,083 of which had vested and 437,011 which were to vest within 60 days of the Closing Date, received as compensation from the Issuer, which when vested, are exercisable for Class B Ordinary Shares. In connection with the above options, as of the closing of the Merger, certain unvested options held by the Reporting Person vest in equal quarterly installments beginning on August 22, 2022 through May 22, 2024.  Since the Closing Date, 437,011 of such options vested on August 22, 2022 and 437,010 vested on November 22, 2022.  Further, as of the closing of the Merger, the Reporting Person held 32,961,188 options that were exercisable for restricted Class B Ordinary Shares of the Issuer at an exercise price of $1.58 per share. These restricted Class B Ordinary Shares will vest upon the Issuer meeting certain market-based vesting conditions based on the total equity value of the Issuer. Once vested, such restricted Class B Ordinary Shares will become unrestricted Class B Ordinary Shares.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person beneficially owns the securities reported herein for investment purposes. The Reporting Person intends to review on a continuing basis his investment in the Issuer and may from time to time increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors.

In his capacity as Chief Executive Officer and a director of the Issuer, the Reporting Person intends to continue taking an active role in the Issuer’s management. Also, subject to applicable approvals from the compensation committee of the board of directors of the Issuer (the “Board”), the Reporting Person may receive additional securities of the Issuer in connection with his compensation program. In addition, in his capacity as Chief Executive Officer and a director of the Issuer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, the Reporting Person currently has no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 506,136,743 Class A Ordinary Shares outstanding as of October 18, 2022, as reported in the Issuer’s fifth amendment to its Registration Statement on Form F-1 filed on November 17, 2022 with the Securities and Exchange Commission, and any Class A Ordinary Shares issuable upon the conversion of any Class B Ordinary Shares and/or options beneficially owned by the Reporting Person.

As of the date hereof, the aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)          Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in Class A Ordinary Shares during the past 60 days or during the 60 days prior to June 23, 2022.

(d)          To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates, trustees, shareholders or beneficiaries of the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Registration Rights Agreement

On June 22, 2022, Registrant, Wilson Boulevard LLC (the “Sponsor”), and certain of the Issuer’s shareholders as of immediately prior to the Merger entered into the Registration Rights Agreement (the “RRA”), pursuant to which the Issuer agreed to file a registration statement, by no later than 30 days following June 22, 2022, to register the resale of the Registrable Securities (as defined in the RRA). The RRA also provides the Issuer shareholder parties thereto with a demand right for the Issuer to conduct an underwritten offering of the Registrable Securities, provided that the total offering price of all securities proposed to be sold in such offering exceeds $75 million in the aggregate and subject to certain limitations. The RRA further provides customary registration rights to the Issuer shareholder parties thereto (including demand rights and piggy-back rights, subject to cooperation and cut-back provisions) with respect to the Class A Ordinary Shares and any Class A Ordinary Shares issuable upon the exercise of warrants and any other equity security of the Issuer issued or issuable with respect to any such Class A Ordinary Shares. The RRA will terminate on the earliest of (a) the tenth anniversary of the date of the RRA, (b) any acquisition of the Issuer after the Merger, as a result of which the Registrable Securities are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act or (c) with respect to any Issuer shareholder party to the RRA, on the date that such Issuer shareholder no longer holds any Registrable Securities.

Lockup Arrangements

On June 22, 2022, the Issuer adopted the Pagaya Articles. The Pagaya Articles contain certain lock-up arrangements. Pursuant to such lock-up arrangements, the Issuer’s equity holders prior to the Merger, including the Reporting Person, the Trust, the Sponsor, certain directors and advisors of EJFA and their permitted transferees may not directly or indirectly transfer certain of their Ordinary Shares (the “Lock-Up Shares”) during their applicable lock-up period, subject to certain exceptions, terms and conditions as set forth in the Pagaya Articles.

Following June 22, 2022, the Lock-Up Shares held by the Reporting Person and his permitted transferees may not be transferred (except to a permitted transferee and subject to certain exceptions) until (a) with respect to 50% of the Ordinary Shares held by the Reporting Person (or his permitted transferee) on the Closing Date, on the earlier of (1) the date that is six months following the Closing Date and (2) the date on which the VWAP equals or exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period commencing on the Closing Date, and (b) with respect to the remaining 50% of the Ordinary Shares held by the Reporting Person (or his permitted transferee) on the Closing Date, on the earlier of (1) the date that is 12 months following the Closing Date and (2) the date on which the VWAP equals or exceeds $12.50 for any 20 trading days within any 30 consecutive trading day period commencing on the Closing Date, except the lock-up restrictions will not be lifted pursuant to (a)(2) above prior to the date that is 90 days following the Closing Date and will not be lifted pursuant to (b)(2) above prior to the date that is 180 days following the Closing Date. Notwithstanding the foregoing, the pledge of Lock-Up Shares by a holder of such Lock-Up Shares that creates a mere security interest in such Lock-Up Shares pursuant to a bona fide loan or indebtedness transaction for so long as such holder continues to exercise the power (whether exclusive or shared) to vote or direct the voting of such Lock-Up Shares by proxy, voting agreement or otherwise, over such pledged Lock-Up Shares does not constitute a transfer within the meaning of the Pagaya Articles.

Pagaya Articles

Class B Ordinary Shares are convertible at the holder’s option into Class A Ordinary Shares on a one-for-one basis. In addition, each Class B Ordinary Share will automatically be converted into a Class A Ordinary Share upon the earlier to occur of (1) such time as the Reporting Person, Yahav Yulzari and Avital Pardo (each a “Founder” and, collectively, the “Founders”) and the Permitted Class B Owners (as defined in the Pagaya Articles) first collectively hold less than 10% of the total issued and outstanding ordinary share capital of the Issuer, and (2) the fifteenth (15th) anniversary of the Closing Date.

Moreover, the Class B Ordinary Shares will automatically be converted into Class A Ordinary Shares upon the earliest to occur of:

1.
(1)(a) such Founder’s employment or engagement as an officer of the Issuer being terminated not for Cause (as defined in the Pagaya Articles), (b) such Founder’s resigning as an officer of the Issuer, (c) death or Permanent Disability (as defined in the Pagaya Articles) of such Founder; provided, however, that if such Founder or such Permitted Class B Owner validly provides for the transfer of some or all of his, her or its Class B Ordinary Shares to one or more of the other Founders or Permitted Class B Owners affiliated with one or more of the other Founders in the event of death or Permanent Disability, then such Class B Ordinary Shares that are transferred to another Founder or Permitted Class B Owner affiliated with one or more of the other Founders shall remain Class B Ordinary Shares and shall not convert into an equal number of Class A Ordinary Shares or (d) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or his Class B Ordinary Shares; and (2) such Founder no longer serving as a member of the Board;

2.
90 days following the date on which such Founder first receives notice that his employment as an officer of the Issuer is terminated for Cause (as defined in the Pagaya Articles), subject to extensions or cancellation under specified circumstances; or

3.	a transfer of such Class B Ordinary Shares to any person or entity other than a Permitted Class B Owner.

Irrevocable Proxy

The Trust has granted the Reporting Person an Irrevocable Proxy and Power of Attorney, dated as of June 16, 2022 (the “Irrevocable Proxy”), providing the Reporting Person with sole voting power over the Ordinary Shares held by the Trust.

10b5-1 Plan

On August 31, 2022, the Reporting Person entered into a 10b5-1 sales plan (the “10b5-1 Plan”) pursuant to which it may sell up to 6,000,000 shares of the Reporting Person’s Class A Ordinary Shares (representing 4.6% of the Class A Ordinary Shares beneficially owned by the Reporting Person), subject to certain volume and pricing limits.  The amount and timing of any sales, if any, may vary and will be determined based on market conditions, share price and other factors.  The program will not require the Reporting Person to sell any specific number of Ordinary Shares or at all, and may be terminated at any time with two days’ written notice.

The foregoing descriptions of the RRA, Pagaya Articles, Irrevocable Proxy and 10b5-1 Plan contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

1	Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.9 of Pagaya Technologies Ltd. Registration Statement on Form F-4 filed with the SEC on April 7, 2022).
2	Articles of Association of Pagaya Technologies Ltd. (incorporated by reference to Exhibit 1.1 of Pagaya Technologies Ltd. Current Report on Form 6-K filed with the SEC on June 28, 2022).
3	Irrevocable Proxy from the Azure Sea Trust to Gal Krubiner.
4	Form of 10b5-1 Plan

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2022	GAL KRUBINER

	By:	/s/ Gal Krubiner
Name:	Gal Krubiner